FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC, V6M 2A3

Item 2: Date of Material Change:

October 26, 2010.

Item 3: News Release:

A news release dated & issued on October 26, 2010 was disseminated through Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. announced that its common shares began strading on the Pink OTC Market’s OTCQX market tier under the symbol “PAWEF”, effective at the market open Tuesday, October 26, 2010.

Item 5: Full Description of Material Change:

The Company announced that its common shares commenced trading on the Pink OTC Market's prestigious OTCQX market tier under the symbol "PAWEF", effective at the market open on Tuesday, October 26, 2010. PFN's common shares will continue to trade on the Toronto Stock Exchange (TSX) under the symbol "PFN".  Listing on OTCQX will provide Pacific North West Capital with greater access to the U.S. capital markets, increased U.S. investor visibility and an opportunity to diversify its shareholder base.

The New York based law firm, Berns & Berns will serve as the Pacific North West Capital's Principal American Liaison ("PAL") on OTCQX regulatory matters and Moody Capital LLC will serve as the Company's exclusive OTCQX financial consultant/advisor for marketing the Company to U.S. investors and monitoring trading activity.

About OTCQX

The OTCQX marketplace is the premier tier of the U.S. Over-the-Counter market.  Investor-focused companies use the quality controlled OTCQX listing platform to offer investors transparent trading, superior information, and easy access through their regulated U.S. broker-dealers. The innovative OTCQX platform offers companies and their shareholders a level of marketplace services formerly available only on a U.S. exchange.  For more about OTCQX, visit www.otcqx.com.

See the full news release dated October 26, 2010, attached hereto.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary

Telephone:  250-404-0310      Facsimile:  604-685-6550

Item 9: Date of Report

October 26, 2010